EXHIBIT 14.1

CODE OF ETHICS

Ethics and Business Conduct

Purpose

This policy sets the standards of ethical business conduct at Smith Micro Software. It also establishes the company’s framework for ensuring an effective program to prevent and detect violations.

Policy

Smith Micro Software will conduct its business fairly, impartially, in an ethical and proper manner, and in full compliance with all laws and regulations. In conducting its business, integrity must underlie all company relationships, including those with customers, suppliers, and among employees. The highest standards of ethical business conduct are required of Smith Micro Software employees in performance of their company responsibilities. Employees will not engage in conduct or activity that may raise questions as to the company’s honesty, impartiality, or reputation or otherwise cause embarrassment to the company. Smith Micro is committed to creating and maintaining an environment of integrity and uncompromising values as set forth in the Values listed below.

Every employee has the responsibility to ask questions, seek guidance, report suspected violations, and express concerns regarding compliance with this policy. Employees are encouraged to address questions or concerns with management. The employee may also direct questions or concerns regarding company standards of conduct to the Smith Micro Ethics Line. Retaliation against employees who use company reporting mechanisms to raise genuine concerns will not be tolerated. This policy constitutes the standards of ethical business conduct required of all employees. Managers are responsible for supporting their implementation and monitoring compliance.

The Smith Micro Ethics Line provides all employees and others with an independent, confidential channel for communicating questions or concerns regarding matters that may be in violation of Smith Micro policy, procedures, laws, or regulations, such as improper, illegal, or unethical business practices.

Responsibilities

Audit Committee of the Board of Directors — Responsible for the establishment of Ethics and Business Conduct procedures that constitute company standards of conduct. It approves policies to further the objectives of the company’s Ethics and Business Conduct program; oversees the implementation of the company’s program and related compliance activities.

Senior Vice President & COO/CFO — Appointed by the Audit Committee to manage the Ethics and Business Conduct program, including compliance oversight and the Smith Micro Ethics Line; maintain mechanisms for monitoring compliance with company policies and procedures and taking appropriate corrective action. He ensures that: measures are taken to maintain confidentiality, protect anonymity, and eliminate fear of retaliation; reported concerns are reviewed and investigated; appropriate management is advised of investigation findings and recommended corrective actions; and, if possible, investigation results and corrective actions are communicated to employees who reported concerns. The vice president reports periodically to the Audit Committee of the Board of Directors on the company’s Ethics and Business Conduct program and related compliance activities.

All Managers — Being familiar with, and behaving according to, the Smith Micro Software standards of conduct required of all employees; ensuring that employees are aware of these standards; promoting compliance with the standards of conduct established by Smith Micro Software; maintaining a work environment that encourages open communication regarding ethics, business conduct, and legal issues and concerns; and promptly forwarding any matters that the manager regards as potentially significant. The General Manager of each Business Unit has overall responsibility for compliance with the standards of conduct within their respective Business Unit.

All Employees — Responsible for complying with the company standards of conduct and for raising questions if the employee is concerned that the standards are not being met; determination for any activity or personal interest that might interfere with the employee’s objectivity in performing company duties and responsibilities. Responsibility for the company’s commitment to integrity rests with each employee.

Values — In all our relationships we will demonstrate our steadfast commitment to:

•	Integrity - We will always take the high road by practicing the highest ethical standards and by honoring our commitments. We will take personal responsibility for our actions and treat everyone fairly and with trust and respect.

•	Quality - We will strive for continuous quality improvement in all that we do so that we will rank among the top industrial firms in customer, employee, and community satisfaction.

•	Customer Satisfaction - Satisfied customers are essential to our success. We will achieve total customer satisfaction by understanding what the customer wants and delivering it flawlessly.

•	Leadership - We will be a world-class leader in every aspect of our business — in developing our team leadership skills at every level; in our management performance; in the way we design, build, and support our products; and in our financial results.

•	A Diverse and Involved Team - We recognize our strength and our competitive advantage is – and always will be – people. We value the skills, strengths, and perspectives of our diverse team. We will foster a participatory workplace that enables people to get involved in making decisions about their work that advance our common business objectives.

•	Enhancing Shareholder Value - Our business must produce a profit, and we must generate superior returns on the assets entrusted to us by our shareholders. We will ensure our success by satisfying our customers and increasing shareholder value.

Approved: W. W. Smith Jr. Chairman of the Board, President & CEO